UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

iHeartMedia, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001

(Title of Class of Securities)

45174J103

(CUSIP Number)

Robert W. Pittman

Richard J. Bressler

c/o iHeartMedia, Inc.

200 East Basse Road

San Antonio, Texas 78209

(210) 822-2828

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45174J103	Page 2 of 22

(1)	Names of reporting persons Robert W. Pittman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF and OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 928,000 (see item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 1,634,215 (see item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 1,634,215
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.6%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 45174J103	Page 3 of 22

(1)	Names of reporting persons Richard J. Bressler
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 910,000 (see item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 910,000 (see item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 910,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 3.1%
(14)	Type of reporting person (see instructions) IN

Item 1.	Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to shares of Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of iHeartMedia, Inc., a Delaware corporation (“Issuer”). The address of the principal executive offices of the Issuer is 200 East Basse Road, San Antonio, Texas 78209.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed jointly by Robert W. Pittman and Richard J. Bressler (each, a “Reporting Person”). The Reporting Persons have entered into a joint filing agreement, dated as of March 25, 2015, a copy of which is attached hereto as Exhibit 99.1. The Reporting Persons may be deemed to be a group as defined in Rule 13(d)-5(b) of the Act solely with respect to shares of Class A Common Stock purchased pursuant to the 10b5-1 Plans (defined below), and upon termination of such plans, such persons express disclaim that they constitute a group.

(b) The address of the principal business offices of Messrs. Pittman and Bressler is c/o iHeartMedia, Inc., 200 East Basse Road, San Antonio, Texas 78209.

(c) Robert W. Pittman is the Chairman and Chief Executive Officer and a director of the Issuer. Richard J. Bressler is the President, Chief Operating Officer and Chief Financial Officer and a director of the Issuer.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Pittman and Mr. Bressler are citizens of the United States.

Item 3.	Source and Amount of Funds.

On November 15, 2010, Pittman CC LLC, an investment vehicle controlled by Mr. Pittman, purchased, using cash on hand, 706,215 shares of Class A Common Stock from the Issuer in a private transaction for an aggregate purchase price of $5,000,000.

On October 2, 2011, Mr. Pittman was issued options to acquire 830,000 shares of Class A Common Stock at an exercise price of $36.00 per share, 200,000 of which were forfeited on January 13, 2014, 252,000 of which are unvested and 378,000 of which remain vested and unexercised. The options vest 20% per year over a five-year period from the original grant date.

On October 15, 2012, Mr. Pittman was issued 200,000 restricted shares of Class A Common Stock, of which 100,000 vest in equal installments on October 15, 2016 and October 15, 2017, and 100,000 are subject to performance vesting restrictions.

On January 13, 2014, Mr. Pittman was granted 350,000 restricted shares of Class A Common Stock, of which 100,000 vest in equal installments on December 31, 2017 and December 31, 2018, and 250,000 are subject to performance vesting restrictions.

On July 29, 2013, Mr. Bressler received a restricted stock award with respect to 910,000 shares of Class A Common Stock, of which 250,000 shares vest in equal installments on the first, second, third, fourth and fifth anniversaries of the grant date and 660,000 shares are subject to performance vesting restrictions.

On March 11, 2015, Mr. Pittman and Mr. Bressler each entered into a Rule 10b5-1 trading plan pursuant to Rule 10b5-1 of the Act, for the purpose of acquiring additional shares of Class A Common Stock in open market transactions or otherwise (each, a “10b5-1 Plan”), using cash on hand. The 10b5-1 Plans have been approved by the Issuer in accordance with its insider trading policy and are intended to comply with Rule 10b5-1 under the Act, which permits persons to enter into a binding, pre-arranged plan to buy or sell Issuer stock at a time when such person is not in possession of material, nonpublic information about the Issuer. Each 10b5-1 Plan contemplates the purchase of shares of Class A Common Stock in an aggregate total dollar amount not to exceed $250,000 per plan, and each is scheduled to terminate no later than December 1, 2015 or such earlier date all of the shares to be purchased under the plan have been purchased. The 10b5-1 Plans will become effective, and purchases under the 10b5-1 Plans may commence, on March 25, 2015. Mr. Pittman and Mr. Bressler have reserved the right to terminate their respective 10b5-1 Plans at any time.

Item 4.	Purpose of the Transaction.

Pittman CC LLC acquired the shares of Class A Common Stock reported herein for investment purposes. Options and restricted shares of Class A Common Stock were previously issued to Mr. Pittman and Mr. Bressler, as officers of the Issuer, pursuant to the Issuer’s Clear Channel 2008 Executive Incentive Plan, in order to align their respective interests with those of the Issuer’s shareholders and to incentivize Mr. Pittman and Mr. Bressler. The obligation to file this Schedule 13D arose in connection with the vesting of certain of Mr. Pittman’s options to acquire shares of Class A Common Stock on October 2, 2014.

While the Reporting Persons own in aggregate 8.7% of the Issuer’s outstanding Class A Common Stock, such ownership represents only approximately 2.9% of the voting power of the Issuer’s capital stock, as the Issuer has outstanding 555,556 shares of Class B Common Stock, par value $0.001 per share (the “Class B Common Stock”), and 58,967,502 shares of Class C Common Stock, par value $0.001 per share (the “Class C Common Stock”). Each holder of Class A Common Stock is entitled to one vote for each share of Class A Common Stock held. Each holder of Class B Common Stock is entitled to a number of votes for each share of Class B Common Stock held that is equal to the number obtained by dividing (a) the sum of the total number of shares of Class B Common Stock outstanding as of the record date for such vote and the number of shares of Class C Common Stock outstanding as of the record date for such vote by (b) the number of shares of Class B Common Stock outstanding as of the record date for such vote. Except as otherwise required by law, the holders of outstanding shares of Class C Common Stock are not entitled to any votes upon any matters presented to the Issuer’s stockholders.

On March 11, 2015, Mr. Pittman and Mr. Bressler entered into the 10b5-1 Plans described above for the purpose of acquiring additional shares of Class A Common Stock.

The Reporting Persons may acquire additional shares of Class A Common Stock and other securities of the Issuer from time to time, on account of their service to the Issuer as directors and officers of the Issuer, for investment purposes or otherwise, or may dispose of any or all of such shares or other securities held by them at any time.

The Reporting Persons intend to evaluate on an ongoing basis their investment in the Issuer.

Robert W. Pittman is the Chairman and Chief Executive Officer and a director of the Issuer. Richard J. Bressler is the President, Chief Operating Officer and Chief Financial Officer and a director of the Issuer.

Other than the above, Mr. Pittman and Mr. Bressler have no plans or proposals that relate to or would result in any of the events described in paragraphs (a) through (j) of this Item.

The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) Mr. Pittman holds directly options to acquire 378,000 shares of Class A Common Stock that are vested and exercisable or exercisable within the next 60 days and 550,000 restricted shares of Class A Common Stock. In addition, Pittman CC LLC, which is controlled by Mr. Pittman, holds 706,215 shares of Class A Common Stock. As a result, Mr. Pittman may be deemed to have the power to vote or dispose of 1,634,215 shares of Class A Common Stock, or approximately 5.6% of the class of securities.

Mr. Bressler directly holds 910,000 restricted shares of Class A Common Stock, 250,000 shares of which contain time-vesting conditions and 660,000 shares of which contain performance-based vesting conditions. As a result, Mr. Bressler may be deemed to have the power to vote or dispose of 910,000 shares of Class A Common Stock, or approximately 3.1% of the class of securities.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons collectively own 8.7% of the Issuer’s outstanding Class A Common Stock in the aggregate but expressly disclaim that they have agreed to act as a group other than with respect to the shares to be purchased under the 10b5-1 Plans.

The percentage calculations herein and the information set forth in Item 4 above with respect to the voting rights attaching to Class A Common Stock, Class B Common Stock, and Class C Common Stock is based on information provided by the Issuer in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 19, 2015.

(c) No transactions in the class of securities reported have been effected by the Reporting Persons during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the 10b5-1 Plans described above, UBS Financial Services, Inc. may purchase, on behalf of each Reporting Person, shares of Class A Common Stock in an aggregate total dollar amount not to exceed $250,000 per plan. Each 10b5-1 Plan is scheduled to become effective, and purchases under the 10b5-1 Plans may commence, on March 25, 2015, and each 10b5-1 Plan will terminate no later than December 1, 2015 or such earlier date all of the shares to be purchased under the plan have been purchased.

Restricted shares of Class A Common Stock issued to Mr. Pittman and Mr. Bressler were granted pursuant to restricted stock award agreements under the Clear Channel 2008 Executive Incentive Plan entered into between the Issuer and Mr. Pittman or Mr. Bressler, as applicable.

Options to purchase shares of Class A Common Stock issued to Mr. Pittman were granted pursuant to an executive option agreement, dated as of October 2, 2011, between the Issuer and Mr. Pittman under the Clear Channel 2008 Executive Incentive Plan. To the extent permitted by law, Mr. Pittman granted to Clear Channel Capital IV, LLC (“Capital IV”), a Delaware limited liability company formed and jointly controlled by entities affiliated with Bain Capital, LLC and Thomas H. Lee Partners, L.P., an irrevocable proxy coupled with an interest, with full power of substitution, to vote shares received by Mr. Pittman upon exercise of the options as Capital IV sees fit on all matters related to (i) the election of members of the board of directors of the Issuer, (ii) any transaction subject to certain drag right or (iii) any amendment to the Issuer’s certificate of incorporation to increase the number of shares of common stock authorized thereunder, subject to certain restrictions.

Shares of Class A Common Stock acquired by Pittman CC LLC were purchased pursuant to a Stock Purchase Agreement dated as of November 15, 2010 by and among iHeartMedia, Inc., Capital IV, Clear Channel Capital V, L.P. and Pittman CC LLC, in connection with Mr. Pittman’s engagement as a consultant of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement dated as of March 25, 2015, by and among the Reporting Persons.

Exhibit B:	Rule 10b5-1 Plan of Robert W. Pittman dated March 11, 2015.

Exhibit C:	Rule 10b5-1 Plan of Richard J. Bressler dated March 11, 2015.

Exhibit D:	Stock Purchase Agreement dated as of November 15, 2010 by and among iHeartMedia, Inc., Clear Channel Capital IV, LLC, Clear Channel Capital V, L.P. and Pittman CC LLC (Incorporated by reference to Exhibit 10.3 to the iHeartMedia, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2011).

Exhibit E:	Executive Option Agreement under the Clear Channel 2008 Executive Incentive Plan, dated as of
October 2, 2011, between Robert W. Pittman and iHeartMedia, Inc. (Incorporated by reference to Exhibit 10.2 to the iHeartMedia, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2011).

Exhibit F:	Amendment to the Executive Option Agreement under the Clear Channel 2008 Executive Incentive Plan, dated as of January 13, 2014, between Robert W. Pittman and iHeartMedia, Inc. (Incorporated by reference to Exhibit 10.2 to the iHeartMedia, Inc. Current Report on Form 8-K filed on January 13, 2014).

Exhibit G:	Form of Restricted Stock Agreement under the Clear Channel 2008 Executive Incentive Plan, dated October 15, 2012, between Robert W. Pittman and iHeartMedia, Inc. (Incorporated by reference to Exhibit 10.74 to the iHeartMedia, Inc. Annual Report on Form 10-K for the year ended December 31, 2012).

Exhibit H:	Restricted Stock Agreement under the Clear Channel 2008 Executive Incentive Plan, dated January 13, 2014, between Robert W. Pittman and iHeartMedia, Inc. (Incorporated by reference to Exhibit C of Exhibit 10.1 to the iHeartMedia, Inc. Current Report on Form 8-K filed on January 13, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 25, 2015

By:	/s/ Robert W. Pittman
Name:	Robert W. Pittman

By:	/s/ Richard J. Bressler
Name:	Richard J. Bressler

EXHIBIT INDEX

Exhibit	Description

Exhibit A:	Joint Filing Agreement dated as of March 25, 2015, by and among the Reporting Persons.

Exhibit B:	Rule 10b5-1 Plan of Robert W. Pittman dated March 11, 2015.

Exhibit C:	Rule 10b5-1 Plan of Richard J. Bressler dated March 11, 2015.

Exhibit D:	Stock Purchase Agreement dated as of November 15, 2010 by and among iHeartMedia, Inc., Clear Channel Capital IV, LLC, Clear Channel Capital V, L.P. and Pittman CC LLC (Incorporated by reference to Exhibit 10.3 to the iHeartMedia, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2011).

Exhibit E:	Executive Option Agreement under the Clear Channel 2008 Executive Incentive Plan, dated as of October 2, 2011, between Robert W. Pittman and iHeartMedia, Inc. (Incorporated by reference to Exhibit 10.2 to the iHeartMedia, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2011).

Exhibit F:	Amendment to the Executive Option Agreement under the Clear Channel 2008 Executive Incentive Plan, dated as of January 13, 2014, between Robert W. Pittman and iHeartMedia, Inc. (Incorporated by reference to Exhibit 10.2 to the iHeartMedia, Inc. Current Report on Form 8-K filed on January 13, 2014).

Exhibit G:	Form of Restricted Stock Agreement under the Clear Channel 2008 Executive Incentive Plan, dated October 15, 2012, between Robert W. Pittman and iHeartMedia, Inc. (Incorporated by reference to Exhibit 10.74 to the iHeartMedia, Inc. Annual Report on Form 10-K for the year ended December 31, 2012).

Exhibit H:	Restricted Stock Agreement under the Clear Channel 2008 Executive Incentive Plan, dated January 13, 2014, between Robert W. Pittman and iHeartMedia, Inc. (Incorporated by reference to Exhibit C of Exhibit 10.1 to the iHeartMedia, Inc. Current Report on Form 8-K filed on January 13, 2014).

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

In accordance with Rule 13d–1(k)(l) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing, along with such other undersigned, on behalf of the Reporting Persons (as defined in the joint filing), of a statement on Schedule 13D (including amendments thereto) with respect to the Class A Common Stock, par value $0.001 per share, of the Issuer, and agrees that this agreement be included as an Exhibit to such joint filing. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned has executed this Joint Filing Agreement as of this 25th day of March 2015.

By:	/s/ Robert W. Pittman
Name:	Robert W. Pittman

By:	/s/ Richard J. Bressler
Name:	Richard J. Bressler

[Signature Page to Joint Filing Agreement]

Exhibit B

Rule 10b5-1 Trading Plan

This Trading Plan (the “Trading Plan”) is entered into on 3/11/15 (“Purchaser’s Adoption Date”) between Robert Pittman (“Purchaser”) and UBS Financial Services Inc. (“UBSFS”) for the purpose of purchasing shares of the common stock (“Stock”) of iHeartMedia Inc. (“Issuer”), IHRT (Ticker), in accordance with Rule 10b5-1(c)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Purchaser and UBSFS agree as follows:

1.	Specific Plan of Purchase. UBSFS, acting as agent, agrees to effect purchases of Stock on behalf of Purchaser in accordance with the specific instructions provided to UBSFS in writing contemporaneously with the Trading Plan (the “Trading Instructions”). UBSFS’s obligations under this Trading Plan will not take effect until UBSFS approves and accepts this Trading Plan and the concurrently provided Trading Instructions.

2.	Fees/Commissions. Purchaser shall pay UBSFS $0.05 cents per share of Stock purchased; with such amounts to be paid to UBSFS with the Purchase Amount (as defined in section 4(b) under this Trading Plan).

3.	Purchaser’s Representations and Warranties. As of the date hereof, Purchaser represents and warrants that:

(a)	Purchaser is not aware of any material nonpublic information concerning Issuer or any securities of Issuer;

(b)	Purchaser is entering into this Trading Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1;

(c)	Purchaser has informed Issuer of this Trading Plan, has furnished Issuer with a copy of this Trading Plan and has determined that this Trading Plan is consistent with the Issuer’s insider trading policy;

(d)	Purchaser has disclosed to UBSFS any agreements that Purchaser is currently party to, or within the past 60 days, has been party to, with another broker, dealer or financial institution (each, a “Financial Institution”) entered into for the purpose of establishing a trading plan that complies with Rule 10b5-1;

(e)	Purchaser is not subject to any legal, regulatory or contractual restriction or undertaking that would prevent UBSFS from conducting purchases in accordance with this Trading Plan;

(f)	Purchaser has had an opportunity to consult with Purchaser’s own advisors as to the legal, tax, financial and other aspects of this Trading Plan, including this Trading Plan’s compliance with Rule 10b5-1 and applicable state law. Purchaser has not received or relied on any representations from UBSFS concerning this Trading Plan’s compliance with Rule 10b5-1.

4.	Agreements by Purchaser. Purchaser acknowledges and agrees to the following provisions:

(a)	Brokerage Account. Purchaser shall open a sole-purpose UBSFS brokerage account in the name of and for the benefit of Purchaser (the “Plan Account”), prior to the acceptance and approval of this Trading Plan by UBSFS 10b5-1 Group.

(b)	Delivery of Purchase Price and Fees. Purchaser agrees to deliver funds in an amount necessary to cover the purchase price and related fees (the “Purchase Amount”) for all shares of Stock purchased pursuant to this Trading Plan into the Plan Account prior to the commencement of any purchases under this Trading Plan. Upon notification from UBSFS, if any, that the dollar amount available for purchases in the Plan Account is less than dollar amount that UBSFS estimates is required to purchase the balance of shares of Stock pursuant to this Trading Plan, Purchaser agrees to deliver promptly to the Plan Account the dollar amount specified by UBSFS as necessary to eliminate this shortfall.

(c)	Hedging Transactions. While this Trading Plan is in effect. Purchaser shall comply with the prohibition set forth in Rule 10b5-1(c)(1)(i)(C) against entering into or altering a corresponding or hedging transaction or position with respect to the Stock.

1	© UBS Financial Services, Inc. 2015

(d)	Notice to UBSFS. Purchaser shall notify UBSFS to terminate or suspend purchases, as appropriate, as soon as practicable upon the occurrence of any of the events contemplated in paragraph 5(a) or (b), or paragraph 6 (c).

(e)	Communications. Purchaser shall not, directly or indirectly, communicate any material nonpublic information relating to the Stock or Issuer to any employee of the UBSFS 10b5-1 Group or any UBSFS Financial Advisor.

(f)	Compliance with Applicable Laws and Required Exchange Act Filings. Purchaser shall comply with all applicable laws, rules and regulations, and Purchaser shall make all filings required under Sections 13 and 16 of the Exchange Act in a timely manner.

(g)	No Influence. Purchaser does not have, and shall not attempt to exercise, any influence over how, when or whether to effect purchases of Stock pursuant to this Trading Plan.

(h)	Execution Average Pricing and Pro Rata Allocation of Purchases. UBSFS may purchase Stock on any national securities exchange, in the over-the-counter market, on an automated trading system or otherwise. UBSFS or one of its affiliates may make a market in the Stock and may act as principal in executing purchases under the Trading Plan. To the extent that UBSFS administers other trading plans relating to Issuer’s securities, UBSFS may aggregate orders for Purchaser with orders under other purchasers’ trading plans for execution in a block and allocate each execution on a pro rata basis to each purchaser. In the event of partial execution of block orders, UBSFS shall allocate all Stock actually bought on a particular day pursuant to all Rule 10b5-1 trading plans concerning Issuer’s securities that UBSFS manages pro rata based on the ratio of (x) the number of shares to be bought pursuant to the order instructions of each Trading Plan to (y) the total number of shares to be bought under all Trading Plans having the same type of order instructions.

(i)	Exclusivity. Until this Trading Plan has been terminated, Purchaser shall not enter into any agreement with, give any instructions to, or adopt a plan for trading with another Financial Institution with respect to purchase or sale of the Stock that is referenced in provided Trading Instructions, for the purpose of establishing a trading plan that complies with Rule 10b5-1.

(j)	Acknowledgment of Relief from Obligation to Effect Purchases. UBSFS shall be relieved of its obligation to purchase Stock as otherwise required by paragraph 1 above at any time when:

(i)	UBSFS has determined that (A) it is prohibited from doing so by a legal, contractual or regulatory restriction applicable to it or its affiliates or to Purchaser or Purchaser’s affiliates; or (B) a material adverse change in the financial markets, in the market activity in the Stock or in the internal systems of UBSFS or one of its affiliates, an outbreak or escalation of hostilities or other crisis or calamity has occurred (in each case, the effect of which is such as to make it, in the sole judgment of UBSFS, impracticable for UBSFS to purchase Stock); or (C) a trading suspension with respect to the Stock by the Securities and Exchange Commission or the primary listed exchange or a delisting of the Stock or a banking moratorium has occurred; if UBSFS cannot effect a purchase for any of such reasons, UBSFS shall effect such purchase as promptly as practical after the cessation or termination of such cause, subject to the restrictions set forth in the Trading Instructions;

(ii)	This Trading Plan is suspended in accordance with paragraph 5 below;

(iii)	This Trading Plan is terminated in accordance with paragraph 6 below.

5.	Suspension. Purchases under this Trading Plan shall be suspended as follows:

(a)	Promptly after the date on which UBSFS receives notice from Purchaser or Issuer of legal, contractual or regulatory restrictions applicable to Purchaser or Purchaser’s affiliates that would prevent UBSFS from purchasing Stock under this Trading Plan (such notice merely stating that there is a restriction applicable to Purchaser without specifying the reasons for the restriction), including a restriction based on Purchaser’s awareness of material nonpublic information in connection with a tender offer for Issuer’s securities (transactions on the basis of which Rule 14c-3 of the Exchange Act could be violated). The Purchaser or the Issuer will notify UBSFS in writing of its intention and specify the beginning date and the ending date to the extent that it’s known, of the suspension or temporary withdrawal period. The notice shall be provided no less than two (2) business days prior to beginning or end of suspension date.

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(b)	In the event if a Qualifying Securities Offering, promptly after the date on which UBSFS receives notice from Issuer or Purchaser of the Suspension Date until UBSFS receives from Issuer or Purchaser of the Resumption Date; provided, however, that (i) Purchaser certifies that Purchaser has no control over the Suspension Date or the Resumption Date, and (ii) if Purchaser is unable to make such certification then this paragraph shall result in a termination of the Trading Plan, rather than suspension.

“Qualifying Securities Offering” means any offering of securities of Issuer for cash in which the lead underwriter, lead manager, initial purchaser, placement agent or other entity performing a similar function (each, an “Underwriter”) requires Purchaser to agree to restrict Purchaser’s ability to effect Purchases pursuant to this Trading Plan.

“Suspension Date” means the date on which a preliminary prospectus, offering memorandum, offering circular or other disclosure document (each, a “Preliminary Offering Document”) is first used to market securities of Issuer by the Underwriter, or if a Preliminary Offering Document is not used, the date on which the underwriting agreement, purchase agreement, placement agent agreement or similar agreement (each, an “Underwriting Agreement”) is entered into by the Underwriter and Issuer.

“Resumption Date” means the day immediately following the expiration of the time period during which Purchased was restricted from effecting Purchases pursuant to this Trading Plan in accordance with the Underwriting Agreement.

(c)	In the event the UBSFS 10b5-1 Group becomes aware of material nonpublic information concerning Issuer or the Stock, UBSFS may be required by applicable law or, in its sole discretion, find it advisable, to suspend purchases under this Trading Plan. In such case, UBSFS shall promptly notify Purchaser of the suspension of purchases under this Plan.

6.	Termination. This will terminate on the earliest to occur or the following:

(a)	At the close of trading on December 1, 2015;

(b)	promptly after the date on which UBSFS receives notice from Purchaser of the termination of this Trading Plan, in which case, Purchaser agrees to notify the Issuer promptly of such termination;

(c)	upon the reasonable determination by UBSFS, or promptly after the reasonable determination by Purchaser and notice to UBSFS, that this Trading Plan does not comply with Rule 10b5-1;

(d)	promptly after the date UBSFS is notified of the death of Purchaser;

(e)	immediately in the event that Purchaser fails to deliver the Purchase Price pursuant to paragraph 4(b);

(f)	the date that the aggregate dollar value of the shares of Stock purchased pursuant to this Trading Plan reaches $250,000.00.

7.	Confidentiality. UBSFS will maintain the confidentiality of this Plan and will not disclose the specific terms of this Plan to any person or entity, except: (i) to those persons who reasonably need to know the information in the execution and administration of the Trading Plan; (ii) to respond to any inquiry from the Securities and Exchange Commission, FINRA, NYSE or any other self-regulatory organization, any State securities regulator, or any other governmental authority regarding the Trading Plan, (iii) to any other person or entity to the extent such disclosure is required by law or by a subpoena issued by a court of competent jurisdiction.

8.	Indemnification; Limitation of Liability.

(a)	Indemnification.

(i)

Purchaser agrees to indemnify and hold harmless UBSFS and its directors, officers, employees and affiliates from and against all claims, losses, damages and liabilities (including, without limitation, any legal or other expenses reasonably, incurred in connection with defending or investigating any such action or claim) (collectively, “Losses”) arising out of or attributable to (A) UBSFS, Inc.’s actions taken or not taken in

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compliance with this Trading Plan, (B) any breach by Purchaser of this Trading Plan (including Purchaser’s representations and warranties hereunder), or (C) any violation by Purchaser of applicable laws or regulations. This indemnification shall survive termination of this Trading Plan.

(ii)	UBSFS agrees to indemnify and hold harmless Purchaser from and against all Losses arising out of or attributable to the gross negligence or willful misconduct of UBSFS in connection with this Trading Plan.

(b)	Limitation of Liability.

(i)	Notwithstanding any other provisions hereof, UBSFS shall not be liable to Purchaser, and Purchaser shall not be liable to UBSFS, for: (A) special, indirect, punitive, exemplary or consequential damages, or incidental losses or damages of any kind, even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen; or (B) any failure to perform or to cease performance or any delay in performance that results from a cause or circumstance that is beyond its reasonable control, including, but not limited to, failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as “acts of God”.

(ii)	Notwithstanding any other provisions hereof, UBSFS shall not be liable to Purchaser for (A) the exercise of discretionary authority or discretionary control under this Trading Plan, if any, or (B) any failure to effect a purchase required by paragraph 1, except for failures to effect purchases as a result of the gross negligence or willful misconduct of UBSFS.

9.	Agreement to Arbitrate. Any dispute between Purchaser and UBSFS arising out of, relating to or in connection with this Trading Plan or any transaction relating to this Trading Plan shall be determined only by arbitration as provided in the UBSFS brokerage account agreement referred to in paragraph 4(a) above.

10.	Notices.

(a)	All notices to UBSFS under this Trading Plan shall be provided in writing to the 10b5-1 Group of UBSFS by facsimile at fax number [redacted].

(b)	All notices to Purchaser under this Trading Plan shall be provided by mail to the address below:

[redacted]

(c)	UBSFS will provide notification of all purchases of Stock under this Trading Plan to Purchaser and to Issuer by e-mail at the below addresses by 6 p.m. (ET) on the date of execution on a best efforts basis, with a final report by 12 p.m. (ET) on the following business day. Purchaser and Issuer agree to notify UBSFS in writing of any changes to the contact information provided.

[redacted]

11.	Amendments and Modifications. This Trading Plan and the Exhibits hereto may be amended by Purchaser only upon the written consent of UBSFS and receipt by UBSFS of the following documents, each dated as of the date of such amendment:

(a)	a certificate signed by Purchaser, certifying that the representations and warranties of Purchaser contained in this Trading Plan are true at and as of the date of such certificate as if made at and as of such date; and

(b)	an issuer certificate completed by Issuer substantially in the form of Exhibit A.

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12.	Inconsistency with Law. If any provision of this Trading Plan is or becomes inconsistent with any applicable present or future law, rule or regulation, that provision will be deemed modified or, if necessary, rescinded in order to comply with relevant law, rule or regulation. All other provisions of this Trading Plan will continue and remain in full force and effect.

13.	Governing Law. This Trading Plan shall be governed by and construed in accordance with the internal laws of the State of New York.

14.	Entire Agreement. This Trading Plan, including Exhibits and the brokerage account agreement referred to in paragraph 4(a) above, constitutes the entire agreement between the parties with respect to this Trading Plan and supersedes any prior agreements or understandings with regard to this Trading Plan.

15.	Counterparts. Trading Plan may be signed in any number of counterparts, each of which shall be an original, with the same effects as if the signatures thereto and hereto were upon the same instrument; provided, however that (i) Purchaser’s Adoption Date is the same date that Purchaser signed this Trading Plan and its Exhibits, (ii) the Trading Plan Effective Date may be no sooner than two weeks following the Purchaser’s Adoption Date, (iii) the Issuer’s Certification Date, as defined in Exhibit A, may not be earlier than the Purchaser’s Adoption Date, and (iv) UBSFS will not approve and accept this Trading Plan on any date that is prior to the Purchaser’s Adoption Date or the Issuer’s Certification Date.

PURCHASER REPRESENTS AND WARRANTS THAT THEY WILL RETAIN A COPY OF THIS TRADING PLAN AFTER EXECUTING/DATING IT BELOW.

NOTICE: THIS AGREEMENT CONTAINS A PREDISPUTE ARBITRATION CLAUSE IN PARAGRAPH 9.

IN WITNESS WHEREOF, the undersigned have signed this Trading Plan as of the date specified below.

ROBERT PITTMAN

/s/ Robert Pittman		March 11, 2015

Name:	Robert Pittman	Date
Title:	Chairman & CEO

NOTICE: Signature date above must be the same as Purchaser’s Adoption Date as defined in the opening section of this Trading Plan.

ACCEPTED BY: UBS FINANCIAL SERVICES INC.

/s/ Igor Shteyn		March 13, 2015

Name:	Igor Shteyn	Date
Title:	Executive Director

/s/ Christopher Deluca		March 13, 2015

Name:	Christopher Deluca	Date
Title:	Director

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EXHIBIT A

ISSUER CERTIFICATE

1.	iHeartMedia Inc. (“Issuer”) certifies that it has approved, and retained a copy of, the Trading Plan dated 3-11-15 (the “Trading Plan”) between Robert Pittman (“Purchaser”) and UBS Financial Services Inc. (“UBSFS”) relating to the common stock of Issuer (the “Stock”).

2.	The Trading Plan is consistent with Issuer’s insider trading policies, and, to the best of Issuer’s knowledge, there are no legal, contractual or regulatory restrictions applicable to Purchaser or Purchaser’s affiliates as of the date of this representation that would prohibit either Purchaser from entering into the Trading Plan or any purchase pursuant to the Trading Plan.

3.	During the Plan Purchases Period, issuer agrees to provide notice as soon as practicable to UBSFS in the event that the Trading Plan becomes inconsistent with Issuer’s insider trading policies, or Issuer becomes aware of legal, contractual or regulatory restrictions applicable to Purchaser or Purchaser’s affiliates that would prohibit any purchase pursuant to the Trading Plan (such notice merely stating that there is a restriction applicable to Purchaser without specifying the reasons for such restriction). In any event, Issuer shall not communicate any material nonpublic information about Issuer or its securities to UBSFS with respect to the Trading Plan.

Such notice shall be provided by facsimile to the 10b5-1 Group of UBSFS by facsimile at fax number [redacted] and shall indicate the anticipated duration of the restriction but shall not include any other information about the nature of the restriction or its applicability to Purchaser. Any such notice is provided under the express condition that UBSFS shall (i) maintain such information in confidence, (ii) share it only with those persons who reasonably need to know the information in the execution and administration of the Trading Plan, and (iii) use any information concerning or contained in such notice (including existence of the notice) for no purpose other than the execution and administration of the Trading Plan; provided, however, nothing in this paragraph shall prohibit UBSFS or its attorney from responding to any inquiry the Securities and Exchange Commission, FINRA, NYSE or any other self-regulatory organization, any State securities regulator, or any other governmental authority regarding such notice or its underlying facts and circumstances.

/s/ William Feehan		March 13, 2015

Name:	William Feehan	Date
Title:	EVP, Human Resources

Exhibit C

Rule 10b5-1 Trading Plan

This Trading Plan (the “Trading Plan”) is entered into on 3/11/15 (“Purchaser’s Adoption Date”) between Richard Bressler (“Purchaser”) and UBS Financial Services Inc. (“UBSFS”) for the purpose of purchasing shares of the common stock (“Stock”) of iHeartMedia Inc. (“Issuer”), IHRT (Ticker), in accordance with Rule 10b5-1(c)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Purchasers and UBSFS agree as follows:

1.	Specific Plan of Purchase. UBSFS, acting as agent, agrees to effect purchases of Stock on behalf of Purchaser in accordance with the specific instructions provided to UBSFS in writing contemporaneously with the Trading Plan (the “Trading Instructions”). UBSFS’s obligations under this Trading Plan will not take effect until UBSFS approves and accepts this Trading Plan and the concurrently provided Trading Instructions.

2.	Fees/Commissions. Purchaser shall pay UBSFS $0.05 cents per share of Stock purchased, with such amounts to be paid to UBSFS with the Purchase Amount (as defined in Section 4(b) under this Trading Plan).

3.	Purchaser’s Representations and Warranties. As of the date hereof, Purchaser represents and Warrants that:

(a)	Purchaser is not aware of any material nonpublic information concerning Issuer or any securities of Issuer;

(b)	Purchaser is entering into this Trading Plan in good faith and not as part of a plan or schemed to evade the prohibitions of Rule 10b5-1

(c)	Purchaser has informed Issuer of this Trading Plan, has furnished Issuer with a copy of this Trading Plan and has determined that this Trading Plan is consistent with the Issuer’s insider trading policy;

(d)	Purchaser has disclosed to UBSFS any agreements that Purchaser is currently party to, or within the past 60 days, has been party to, with another broker, dealer or financial institution (each, a “Financial Institution”) entered into for the purpose of establishing a trading plan that complies with Rule 10b5-1;

(e)	Purchaser is not subject to any legal, regulatory or contractual restriction or undertaking that would prevent UBSFS from conducting purchases in accordance with this Trading Plan;

(f)	Purchaser has had an opportunity to consult with Purchaser’s own advisors as to the legal, tax, financial and other aspects of this Trading Plan, including this Trading Plan’s compliance with Rule 10b5-1 and applicable state law. Purchaser has not received or relied on any representations from UBSFS concerning this Trading Plan’s compliance with Rule 10b5-1.

4.	Agreements by Purchaser. Purchaser acknowledges and agrees to the following provisions:

(a)	Brokerage Account. Purchaser shall open a sole-purpose UBSFS brokerage account in the name of and for the benefit or Purchaser (the “Plan Account”), prior to the acceptance and approval of this Trading Plan by UBSFS 10b5-1 Group.

(b)	Delivery of Purchase Price and Fees. Purchaser agrees to deliver funds in an amount necessary to cover the purchase price and related fees (the “Purchase Amount”) for all shares of Stock purchased pursuant to this Trading Plan into the Plan Account prior to the commencement of any purchases under this Trading Plan. Upon notification from UBSFS, if any, that the dollar amount available for purchases in the Plan Account is less than dollar amount that UBSFS estimates is required to purchase the balance of shares of Stock pursuant to this Trading Plan, Purchaser agrees to deliver promptly to the Plan Account the dollar amount specified by UBSFS as necessary to eliminate this shortfall.

(c)	Hedging Transactions. While this Trading Plan is in effect, Purchaser shall comply with the prohibition set forth in Rule 10b5-1(c)(1)(i)(C) against entering into or altering a corresponding or hedging transaction or position with respect to the Stock.

1	© UBS Financial Services, Inc. 2014

(d)	Notice to UBSFS. Purchaser shall notify UBSFS to terminate or suspend purchases, as appropriate, as soon as practicable upon the occurrence of any of the events contemplated in paragraph 5(a) or (b), or paragraph 6 (c).

(e)	Communications. Purchaser shall not, directly or indirectly, communicate any material nonpublic information relating to the Stock or Issuer to any employee of the UBSFS 10b5-1 Group or any UBSFS Financial Advisor.

(f)	Compliance with Applicable Laws and Required Exchange Act Filings. Purchaser shall comply with all applicable laws, rules and regulations, and Purchaser shall make all filings required under Sections 13 and 16 of the Exchange Act in a timely manner.

(g)	No Influence. Purchaser does not have, and shall not attempt to exercise, any influence over how, which or whether to effect purchases of Stock pursuant to this Trading Plan.

(h)	Execution, Average Pricing and Pro Rata Allocation of Purchases. UBSFS may purchase Stock on any national securities exchange, in the over-the-counter market, on an automated trading system or otherwise; UBSFS or one of its affiliates may make a market in the Stock and may act as principal in executing purchases under the Trading Plan. To the extent that UBSFS administers other trading plans relating to Issuer’s securities, UBSFS may aggregate orders for Purchaser with orders under other purchasers’ trading plans for execution in a block and allocate each execution on a pro rata basis each purchaser. In the event of partial execution of block orders, UBSFS shall allocate all Stock actually bought on a particular day pursuant to all Rule 10b5-1 trading plans concerning Issuer’s securities that UBSFS manages pro rata based on the ratio of (x) the number of shares to be bought pursuant to the order instructions of each Trading Plan to (y) the total number of shares to be bought under all. Trading Plans having the same type of order instructions.

(i)	Exclusivity. Until this Trading Plan has been terminated, Purchaser shall not enter into any agreement with, give any instructions to, or adopt a plan for trading with another Financial Institution with respect to purchase or sale of the Stock that is referenced in the provided Trading Instructions, for the purpose of establishing a trading plan that complies with Rule 10b5-1.

(j)	Acknowledgement of Relief from Obligation to Effect Purchases. UBSFS shall be relieved of its obligation to purchase Stock as otherwise required by paragraph 1 above at any time when;

(i)	UBSFS has determined that (A) it is prohibited from doing so by a legal, contractual or regulatory restriction applicable to it or its affiliates or to Purchaser or Purchaser’s affiliates; or (B) a material adverse change in the financial markets, in the market activity in the Stock or in the internal systems of UBSFS or one of its affiliates, an outbreak or escalation of hostilities or other crisis or calamity has occurred (in each case, the effect of which is such as to make it, in the sole judgment of UBSFS, impracticable for UBSFS to purchase Stock); or (C) a trading suspension with respect to the Stock by the Securities and Exchange Commission or the primary listed exchange or delisting of the Stock or a banking moratorium has occurred; if UBSFS cannot affect a purchase for any such reasons, UBSFS shall effect such purchase as promptly as practical after the cessation or termination of such cause, subject to the restrictions set forth in the provide Trading Instructions;

(ii)	This Trading Plan is suspended in accordance with paragraph 5 below;

(iii)	This Trading Plan is terminated in accordance with paragraph 6 below.

5.	Suspension. Purchases under this Trading Plan shall be suspended as follows:

(a)	Promptly after the date on which UBSFS receives notice from Purchaser or Issuer of legal, contractual or regulatory restrictions applicable to Purchaser or Purchaser’s affiliates that would prevent UBSFS from purchasing Stock under this Trading Plan (such notice merely stating that there is a restriction applicable to Purchaser without specifying the reasons for the restriction), including a restriction based on Purchaser’s awareness of material nonpublic information in connection with a tender offer for Issuer’s securities (transactions on the basis of which Rule 14c-3 of the Exchange Act could be violated). The Purchaser or the Issuer will notify UBSFS in writing of its intention and specify the beginning date and the ending date, to the extent that it’s known, of the suspension or temporary withdrawal period. The notice shall be provided no less than two (2) business days prior to beginning or end of suspension date.

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(b)	In the event of a Qualifying Securities Offering, promptly after the date on which UBSFS receives notice from Issuer or Purchaser of the Suspension Date until UBSFS receives notice from Issuer or Purchaser of the Resumption Date; provided, however, that (i) Purchaser certifies that Purchaser has no control over the Suspension Date or the Resumption Date, and (ii) if Purchaser is unable to make such certification then this paragraph shall result in a termination of the Trading Plan, rather than suspension.

“Qualifying Securities Offering” means any offering of securities of Issuer for cash in which the lead underwriter, lead manager, initial purchaser, placement agent or other entity performing a similar function (each, an “Underwriter”) requires Purchaser to agree to restrict Purchaser’s ability to effect Purchases pursuant to this Trading Plan.

“Suspension Date” means the date on which a preliminary prospectus, offering memorandum, offering circular or other disclosure document (each, a “Preliminary Offering Document”) is first used to market securities of Issuer by the Underwriter, or if a Preliminary Offering Document is not used, the date on which the underwriting agreement, purchase agreement, placement agent agreement or similar agreement (each, an “Underwriting Agreement”) is entered into by the Underwriter and Issuer.

“Resumption Date” means the day immediately following the expiration of the time period during which Purchaser was restricted from affecting Purchases pursuant to this Trading Plan in accordance with the Underwriting Agreement.

(c)	In the event that the UBSFS 10b5-1 Group becomes aware of material nonpublic information concerning Issuer or the Stock, UBSFS may be required by applicable law or, in its sole discretion, find it advisable, to suspend purchases under this Trading Plan. In such case, UBSFS shall promptly notify Purchaser of the suspension of purchases under this Plan.

6.	Termination. This will terminate on the earliest to occur of the following:

(a)	at the close of trading on December 1, 2015;

(b)	promptly after the date on which UBSFS receives notice from Purchaser of the termination of this Trading Plan, in which case, Purchaser agrees to notify the Issuer promptly of such termination;

(c)	upon the reasonable determination by UBSFS, or promptly after the reasonable determination by Purchaser and notice to UBSFS, that this Trading Plan does not comply with Rule 10b5-1;

(d)	promptly after the date UBSFS is notified of the death of Purchaser;

(e)	immediately in the event that Purchaser fails to deliver the Purchase Price pursuant to paragraph 4(b);

(f)	the date that the aggregate dollar value of the shares of Stock purchased pursuant to this Trading Plan reaches $250,000.00.

7.	Confidentiality. UBSFS will maintain the confidentiality of this Plan and will not disclose the specific terms of this Plan to any person or entity, except; (i) to those persons who reasonably need to know the information in the execution and administration of the Trading Plan; (ii) to respond to any inquiry from the Securities and Exchange Commission, FINRA, NYSE or any other self-regulatory organization, any State securities regulator, or any other governmental authority regarding the Trading Plan, (iii) to any other person or entity to the extent such disclosure is required by law or by a subpoena issued by a court of competent jurisdiction.

8.	Indemnification; Limitation of Liability.

(a)	Indemnification.

(i)

Purchaser agrees to indemnify and hold harmless UBSFS and its directors, officers, employees and affiliates from and against all claims, losses, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or Investigating any such action or claim) (collectively, “Losses”) arising out of or attributable to (A) UBSFS Inc.’s actions taken or not taken in

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compliance with this Trading Plan, (B) any breach by Purchaser of this Trading Plan (including Purchaser’s representations and warranties hereunder), or (C) any violation by Purchaser of applicable laws or regulations. This indemnification shall survive termination of this Trading Plan.

(ii)	UBSFS agrees to indemnify and hold harmless Purchaser from and against all Losses arising out of or attributable to the gross negligence or willful misconduct of UBSFS in connection with this Trading Plan.

(b)	Limitation of Liability.

(i)	Notwithstanding any other provision hereof, UBSFS shall not be liable to Purchaser, and Purchaser shall not be liable to UBSFS, for: (A) special, indirect, punitive, exemplary or consequential damages, or incidental losses or damages of any kind, even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen; or (B) any failure to perform or to cease performance or any delay in performance that results from a cause or circumstance that is beyond its reasonable control, include, but no limited to, failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as “acts of God”.

(ii)	Notwithstanding any other provision hereof, UBSFS shall not be liable to Purchaser for (A) the exercise of discretionary authority or discretionary control under this Trading Plan, if any, or (B) any failure to effect a purchase required by paragraph 1, except for failures to effect purchases as a result of the gross negligence or willful misconduct of UBSFS.

9.	Agreement to Arbitrate. Any dispute between Purchaser and UBSFS arising out of, relating to or in connection with this Trading Plan or any transaction relating to this Trading Plan shall be determined only by arbitration as provided in the UBSFS brokerage account agreement referred to in paragraph 4(a) above.

10.	Notices.

(a)	All notices to USBFS under this Trading Plan shall be provided in writing to the 10b5-1 Group of UBSFS by facsimile at fax number [redacted].

(b)	All notices to Purchaser under this Trading Plan shall be provided by mail to the address below:

[redacted]

(c)	UBSFS will provide notification of all purchases of Stock under this Trading Plan to Purchaser and to Issuer by e-mail at the below addresses by 6 p.m. (ET) on the date of execution on a best efforts basis, with a final report by 12 p.m. (ET) on the following business day. Purchaser and Issuer agree to notify UBSFS in writing of any changes to the contact information provided.

[redacted]

11.	Amendments and Modifications. This Trading Plan and the Exhibits hereto may be amended by Purchaser only upon the written consent of UBSFS and receipt by UBSFS of the following documents each dated as of the date of such amendment:

(a)	a certificate signed by Purchaser, certifying that the representations and warranties of Purchaser contained in this Trading Plan are true at and as of the date of such certificate as if made at and as of such date; and

(b)	an issuer certificate completed by Issuer substantially in the form of Exhibit A.

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12.	Inconsistency with Law. If any provision of this Trading Plan is or becomes inconsistent with any applicable present or future law, rule or regulation, that provision will be deemed modified or, if necessary, rescinded in order to comply with the relevant law, rule or regulation. All other provisions of this Trading Plan will continue and remain in full force and effect.

13.	Governing Law. This Trading Plan shall be governed by and construed in accordance with the internal laws of the State of New York.

14.	Entire Agreement. This Trading Plan, including Exhibits and the brokerage account agreement referred to in paragraph 4(a) above, constitutes the entire agreement between the parties with respect to this Trading Plan and supersedes any prior agreements or understandings with regard to this Trading Plan.

15.	Counterparts. Trading Plan may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument; provided, however that (i) Purchaser’s Adoption Date is the same date that Purchaser signed this Trading Plan and its Exhibits, (ii) the Trading Plan Effective Date may be no sooner than two weeks following the Purchaser’s Adoption Date, (iii) the Issuer’s Certification Date, as defined in Exhibit A, may not be earlier than the Purchaser’s Adoption Date, and (iv) UBSFS will not approve and accept this Trading Plan on any date that is prior to the Purchaser’s Adoption Date or the Issuer’s Certification Date.

PURCHASER REPRESENTS AND WARRANTS THAT THEY WILL RETAIN A COPY OF THIS TRADING PLAN AFTER EXECUTING/DATING IT BELOW.

NOTICE: THIS AGREEMENT CONTAINS A PREDISPUTE ARBITRATION CLAUSE IN PARAGRAPH 9.

IN WITNESS WHEREOF, the undersigned have signed this Trading Plan as of the date specified below.

RICHARD BRESSLER

/s/ Richard Bressler		March 11, 2015

Name:	Richard Bressler	Date
Title:	President, COO, CFO
iHeartMedia, Inc.

NOTICE: Signature date above must be the same as Purchaser’s Adoption Date as defined in the opening section of this Trading Plan.

ACCEPTED BY: UBS FINANCIAL SERVICES INC.

/s/ Igor Shteyn		March 13, 2015

Name:	Igor Shteyn	Date
Title:	Executive Director

/s/ Christopher Deluca		March 13, 2015

Name:	Christopher Deluca	Date
Title:	Director

5

EXHIBIT A

ISSUER CERTIFICATE

1.	iHeartMedia Inc. (“Issuer”) certifies that it has approved, and retained a copy of, the Trading Plan dated 3.11.15 (the “Trading Plan”) between Richard Bressler (“Purchaser”) and UBS Financial services Inc. (“UBSFS”) relating to the common stock of Issuer (the “Stock”).

2.	The Trading Plan is consistent with Issuer’s insider trading policies, and, to the best of Issuer’s knowledge, there are no legal, contractual or regulatory restrictions applicable to Purchaser or Purchaser’s affiliates as of the date of this representation that would prohibit either Purchaser from entering into the Trading Plan or any purchase pursuant to the Trading Plan.

3.	During the plan Purchases Period, Issuer agrees to provide notice as soon as practicable to UBSFS in the event that the Trading Plan becomes inconsistent with Issuer’s insider trading policies, or Issuer becomes aware of legal, contractual or regulatory restrictions applicable to Purchaser or Purchaser’s affiliates that would prohibit any purchase pursuant to the Trading Plan (such notice merely stating that there is a restriction applicable to Purchaser without specifying the reasons for such restriction). In any event, Issuer shall not communicate any material nonpublic information about Issuer or its securities to UBSFS with respect to the Trading Plan.

Such notice shall be provided by facsimile to the 10b5-1 Group of UBSFS by facsimile at fax number [redacted] and shall indicate the anticipated duration of the restriction but shall not include any other information about the nature of the restriction or its applicability to Purchaser. Any such notice is provided under the express condition that UBSFS shall (i) maintain such information in confidence, (ii) share it only with those persons who reasonably need to know the information in the execution and administration of the Trading Plan, and (iii) use any information concerning or contained in such notice (including existence of the notice) for no purpose other than the execution and administration of the Trading Plan; provided, however, nothing in this paragraph shall prohibit UBSFS or its attorney from responding to any inquiry the Securities and Exchange Commission, FINRA, NYSE or any other self-regulatory organization, any State securities or regulator, or any other governmental authority regarding such notice or its underlying facts and circumstances.

/s/ William Feehan	March 13, 2015

Name: William Feehan	Date
Title: EVP, Human Resources